Exhibit 16.1

April 6, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Harte Hanks, Inc. and, under the date of March 14, 2016, we reported on the consolidated financial statements of Harte Hanks, Inc. and subsidiaries as of and for the years ended December 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2015.  On April 4, 2016, we were dismissed.  We have read Harte Hanks Inc.’s statements included under Item 4.01(a) of its Form 8-K dated April 6, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with Harte Hanks, Inc.’s statement that the change was approved by the audit committee of the board of directors and any of Harte Hanks, Inc.’s statements under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP